Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-225949

U.S. Retail Securitization S e p t e m b e r 2 0 1 9

U.S. Retail Securitization Free Writing Prospectus Registration Statement No. 333-225949 Ford Credit Auto Receivables Two LLC (the “depositor”) Ford Credit Auto Owner Trusts (the “issuer”) This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositor has filed a registration statement (including a prospectus) with the SEC for any offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuer and such offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling 1-800-831-9146. 2 S E C R E T

U.S. Retail Securitization Overview • • Ford Credit has been originating retail installment sales contracts since 1959 and securitizing its retail contracts since 1988 Ford Credit has had an active publicly registered securitization program for retail contracts since 1989 and has issued asset-backed securities in more than 75 transactions under this program Ford Credit offers retail asset-backed securities through various channels: • - - - Publicly registered transactions Rule 144A transactions Other private transactions • • Collateral composition has trended in line with the industry and Ford Credit’s strategy – we securitize what we originate Structural elements have remained consistent – similar structure in place for over 15 years 3 S E C R E T

U.S. Retail Securitization U.S. Business Update Number of Retail Receivables Originated (000) • Ford Credit’s financing practices have been disciplined and consistent for many years, ensuring reliable support for Ford and Lincoln dealers and customers through all cycles Avg. # of Contracts Outstanding (000) 1,896 2,005 2,106 2,145 2,195 2,186 2,158 • Volume, financing share and contract characteristics vary from quarter to quarter as Ford’s marketing programs change Financing Share* Retail Installment and Lease 59% 58% 56% 55% * Retail Installment and lease share of Ford/Lincoln retail sales (excludes fleet sales) 4 S E C R E T 63% 65% 2014 2015 2016 2017 2018 2Q18 YTD 2Q19 YTD 49% 839 899 2014 2015 2016 2017 2018 2Q18 YTD 2Q19 YTD 719 705 729 360 242

U.S. Retail Securitization Portfolio Credit Metrics Repossessions as a % of the Average Number of Contracts Outstanding Weighted Average FICO® at Origination* 736 * Based on year of origination Average Net Loss on Charged-Off Contracts* Net Losses as a % of the Average Portfolio Outstanding $6,245 $6,100 * Net losses in 2014 do not include external costs associated with repossession of vehicles incurred before charge off 5 S E C R E T $6,640 2014 2015 2016 2017 2018 2Q18 YTD 2Q19 YTD $5,716$5,838 $4,445 $3,292 0.61% 0.50%0.48% 0.33% 2014 2015 2016 2017 2018 2Q18 YTD 2Q19 YTD 0.54% 0.54% 0.38% 1.22% 1.12% 1.21% 1.29% 1.28% 1.29% 1.18% 2014 2015 2016 2017 2018 2Q18 YTD 2Q19 YTD 741 741 739 2014 2015 2016 2017 2018 2Q18 YTD 2Q19 YTD 736 736 734

U.S. Retail Securitization Securitization Pool Metrics Weighted Average FICO Weighted Average Payment-to-Income New / Used Car / Light Truck / Utility * Primarily non-Ford, Lincoln and Mercury vehicles, which Ford Credit does not categorize 6 S E C R E T 100% 80% 60% 40% 20% 0% Car Light Truck Utility Other* 100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0% New Used 740 735 730 725 720 715 9.1% 8.9% 8.7% 8.5% 8.3% 8.1% 7.9% 7.7% 7.5%

U.S. Retail Securitization Securitization Pool Metrics % Subvened-APR Receivables % of Contracts > 60 Month Original Term Weighted Average Loan-to-Value (LTV) Weighted Average FICO for Contracts > 60 Month Original Term 7 S E C R E T 725 720 715 710 705 700 695 690 685 100% 95% 90% 85% 80% 70% 65% 60% 55% 50% 45% 40% 35% 100% 80% 60% 40% 20% 0%

U.S. Retail Securitization

Structure Overview



% of Initial Adjusted Pool Balance
Class A Notes ("AAA")
95.00%
Class B Notes ("AA")
3.00%
Class C Notes ("A")
2.00%
Reserve Account
0.25%
Excess Spread
Initial Overcollateralization
0.00%
Total Initial Class A Hard Credit Enhancement
5.25%

Credit enhancement in the retail securitization program includes:

- Subordination of junior notes
- Cash reserve
- Excess spread (used to build target overcollateralization)

Senior/subordinate, sequential pay structure

Target OC = Sum of:
1. YSOC
2. 2.0% of initial adjusted pool balance
3. 1.5% of current pool balance less reserve

8 | FORD CREDIT

U.S. Retail Securitization Retail Pool Performance: Cumulative Net Losses 04-A 05-A 05-B 05-C 06-A 06-B 06-C 07-A 07-B 08-A 08-B 08-C 09-A 09-B 09-C 09-D 09-E 10-A 10-B 11-A 11-B 12-A 12-B 12-C 12-D 13-A 13-B 13-C 13-D 14-A 14-B 14-C 15-A 15-B 15-C 16-A 16-B 16-C 17-A 17-B 17-C 18-A 18-B 19-A 19-B 2.5% 2.0% 1.5% 1.0% 0.5% 0.0% 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49 50 51 52 53 54 55 56 57 58 59 60 Months Since Settlement Over 15 Years Of Consistent Performance Through Multiple Cycles 9 S E C R E T

U.S. Retail Origination and Servicing Strategy

U.S. Retail Origination and Servicing Strategy Origination Process • Ford Credit’s origination process is supported by proprietary scoring models, which; - - Analyze a number of factors for each credit application Produce a proprietary risk score that is updated in real time throughout the evaluation process as inputs change • Within the credit application process: - - Dealers submit credit applications and proposed financing terms electronically to Ford Credit Ford Credit obtains a credit report for the applicant and any co-applicant » Ford Credit uses its proprietary origination system to complete compliance and other checks, including fraud alerts and ID variations, and identify if the applicant is a current or former customer • Origination process is not governed by strict limits and is judgment-based, using well-established purchasing guidelines and control processes Credit decisions are communicated electronically to the dealers • 11

U.S. Retail Origination and Servicing Strategy Origination Scoring Models • Credit applications are classified by the following characteristics to determine which origination scoring model will be used: - - - Applicant type (individual, business entity) Credit profile (high FICO, low FICO) Vehicle type (new vehicle, used vehicle) • Ford Credit’s proprietary origination scoring models assess the creditworthiness of the applicant using the information in the credit application, credit bureau report and other sources. Examples include: - - - Financing product (retail, lease) Contract characteristics (loan-to-value, lease-to-value, term, payment) Other factors (payment-to-income, capacity to pay, financial stability) • Output of the origination scoring models is a proprietary risk score referred to as probability of payment (POP) - The origination scoring models build on the predictive power of credit bureau, credit application data and contract characteristics POP updates in real time throughout the evaluation process as inputs change - 12 S E C R E T

U.S. Retail Origination and Servicing Strategy Scoring Models Development and Maintenance • Origination scoring models are developed internally by Ford Credit’s analytics team using statistical analysis of contract characteristics, performance of Ford Credit’s retail and lease portfolio and other automotive-specific data to identify key variables that predict an applicant’s probability of fully paying the amount due under the contract Ford Credit regularly reviews its models to confirm the business significance and statistical predictability of the variables • - - Origination scoring model performance review Scorecard Cycle Plan Committee review • New origination scoring models are developed on a regular cycle plan. In January 2019, Ford Credit also began using new and advanced statistical tools that increase the number of inputs to certain of its origination scoring models for consumer credit applicants and enhance Ford Credit's ability to assess an applicant's creditworthiness Adjustments may be made to improve the performance of the origination scoring models between development cycles to react quickly to portfolio performance shifts and macroeconomic conditions. Adjustments may include: • - - Uniformly changing the overall credit risk scores Modifying the weight of selected variables • Completed launch dates for the most recently redeveloped origination scoring models are as follows: 13 S E C R E T U.S. Scoring Models Redeveloped Date Consumer January 2018 Commercial January 2019 Commercial Line of Credit May 2017

U.S. Retail Origination and Servicing Strategy Purchasing Guidelines and Control Processes • Ford Credit establishes purchasing standards and procedures to support consistent credit and purchase decisions - Portfolio Level – Purchasing guidelines set portfolio targets for lower and marginal quality contracts and to manage the overall quality of the portfolio Credit Application Level – Risk factor guidelines provide a framework for credit application evaluation criteria for specific attributes, including affordability measures such as payment-to-income and debt-to-income ratios, FICO score and contract term - » For less creditworthy applicants or if there is a discrepancy in the information provided by the applicant, the credit analyst may verify the identity, employment, income, residency and other applicant information using Ford Credit’s procedures before making a decision • Credit analysts’ decisions are reviewed regularly to ensure they are consistent with origination standards and credit approval authority Risk management portfolio performance is analyzed quarterly • 14 S E C R E T Effective Guidelines And Processes Enable Predictable Portfolio Performance

U.S. Retail Origination and Servicing Strategy Behavioral Scoring Models • Ford Credit uses proprietary behavioral scoring models to assess the probability of payment default for each receivable on its payment due date These models assess the risk of a customer defaulting using a number of variables, including origination characteristics, customer account history, payment patterns, expected loss or severity and periodically updated credit bureau information Before a behavioral scoring model is applied, each customer account is classified by the following characteristics to determine which model to use: • • - - - Financing product (retail, lease) Customer type (individual, business entity) Delinquency level (current, due date delinquent, 30 days past due) • Output of the behavioral scoring models is a proprietary risk rating referred to as probability of default (POD) that determines: - - - How soon an obligor will be contacted after a payment becomes delinquent How often the obligor will be contacted during the delinquency How long the account will remain in early stage collections before it is transferred to a more experienced representative to continue collection efforts • POD is updated monthly on the customer’s payment due date 15 S E C R E T

U.S. Retail Origination and Servicing Strategy Scoring Model Development and Maintenance • Behavioral scoring models are developed internally by Ford Credit’s analytics team using statistical analysis of the contract characteristics and performance of Ford Credit’s retail and lease portfolio and other external automotive-specific data to identify key variables that predict a customer’s POD in the near term Ford Credit regularly reviews the behavioral scoring models to confirm the continued business significance and statistical predictability of the variables • - - Behavioral scoring model performance review Scorecard Cycle Plan Committee review • • New behavioral scoring models are developed on a regular cycle plan Adjustments may be made to improve the performance of the behavioral scoring models between development cycles. Adjustments may include: - - Uniformly changing the overall credit risk scores Modifying the weight of selected variables • Completed launch dates of the most recently redeveloped behavioral scoring models are as follows: 16 S E C R E T U.S. Scoring Models Redeveloped Date Consumer February 2018 Commercial January 2019

Appendix

Appendix – Retail U.S. Retail Credit Loss Drivers Over-60-Day Delinquencies (excl. Bankruptcies) Repossessions (000) and Repo. Rate (Pct) Repo. Rate Repossessions 1.41% 1.26% 1.26% 1.24% 1.17% 1.13% 0.14% 0.14% 0.13% 0.13% 0.12% 0.11% 8 7 7 7 • Delinquencies and repossessions remained low 6 6 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 • Strong loss metrics reflect healthy consumer credit conditions Severity (000) Charge-Offs ($M) and LTR Ratio (Pct) LTR Ratio Charge-Offs $10.9 $10.9 $10.6 0.66% 0.61% $10.4 0.55% 0.51% $10.3 0.40% 0.39% $9.8 $80 $70 $65 $61 $47 $45 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 18

Appendix – Retail Ford Credit’s U.S. Retail Auto Receivables • Ford Credit’s U.S. retail auto receivables are ideally suited for securitization Historical Cumulative Net Loss Ratio – 45 U.S. Public Retail Transactions From 2004 To Present • - - Consistent origination and servicing practices Consistent collateral composition Consistent loss performance Weighted Average FICO – 45 U.S. Public Retail Transactions From 2004 to Present 19 2004-A 2005-A 2005-B 2005-C 2006-A 2006-B 2006-C 2007-A 2007-B 2008-A 2008-B 2008-C 2009-A 2009-B 2009-C 2009-D 2009-E 2010-A 2010-B 2011-A 2011-B 2012-A 2012-B 2012-C 2012-D 2013-A 2013-B 2013-C 2013-D 2014-A 2014-B 2014-C 2015-A 2015-B 2015-C 2016-A 2016-B 2016-C 2017-A 2017-B 2017-C 2018-A 2018-B 2019-A 2019-B 760 740 720 700 680 660 2.5% 2.0% 1.5% 1.0% 0.5% 0.0% 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 Months Since Settlement

Appendix – Retail

Pool Comparison

- **Retail securitization collateral characteristics are consistent across Ford Credit's recent U.S. public retail ABS transactions**

Characteristic	FORDO 2018-B	FORDO 2018-A	FORDO 2017-C	FORDO 2017-B	FORDO 2017-A
Initial Pool Balance	$1.2bn	$1.7bn	$2.0bn	$1.4bn	$1.7bn
Number of Receivables	40,936	64,956	78,146	55,385	66,537
Average Principal Balance	$28,374	$26,603	$25,559	$25,465	$25,821
WA FICO Score	739	737	739	734	736
WA Loan to value (LTV)	97.71%	96.78%	97.32%	98.56%	98.16%
WA Payment-to-income (PTI)	8.48%	8.62%	8.63%	8.67%	8.64%
Commercial Use	19.88%	22.24%	19.58%	20.05%	19.54%
% Original Term > 60m	57.95%	57.59%	58.15%	56.98%	55.08%
WA APR	3.46%	3.55%	3.06%	2.71%	2.61%
Subvened-APR Receivables	62.17%	54.84%	59.89%	65.54%	66.33%
WA Original Term	65.4	65.2	65.3	65.2	64.9
WA Remaining Term	58.4	57.0	56.2	55.9	56.5
WA Seasoning	7.0	8.2	9.1	9.3	8.4
% New	86.84%	88.34%	89.73%	89.69%	90.68%
% Car	14.80%	16.34%	19.76%	22.10%	22.71%
% Light Truck	47.47%	49.84%	46.70%	44.17%	43.68%
% Utility	37.74%	33.83%	33.54%	33.73%	33.61%
Top 3 States	17.16% - Texas	17.09% - Texas	16.53% - Texas	15.22% - Texas	15.20% - Texas
	9.85% - California	10.43% - California	9.91% - California	10.91% - California	9.64% - California
	7.52% - Florida	7.85% - Florida	4.02% - Illinois	7.86% - Florida	7.57% - Florida

* U.S. public retail transactions

20 FORD CREDIT

Appendix – Retail Credit Enhancement Levels 21 Enhancement Scenario Memo: FORDO 2018-B Yield Supplement Discount Rate 7.50%

Appendix – Retail Net Loss To Receivables Ratio Total Ford Credit Retail Receivables Portfolio Net Losses as % of Average Portfolio Outstanding* 1.5% 1.5% 1.5% 0.7% 0.6% 0.5% 0.5% 0.5% 0.5% 0.4% 0.3% 0.3% 0.3% 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019*** * Portfolio net losses: Net losses of the portfolio as a percentage of average portfolio outstanding *** 2019 reflects year to date ending June 30, 2019 22 0.9% 0.7% 0.8%